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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             New West Eyeworks, Inc.
                            (Name Of Subject Company)
                               ___________________
                              NW Acquisition Corp.
                   National Vision Associates, Ltd. (Bidders)

                              --------------------

                     Common Stock, Par Value $.01 Per Share
                         (Title Of Class Of Securities)

                              --------------------

                                   649156 10 6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

              James W. Krause, Chairman And Chief Executive Officer
                        National Vision Associates, Ltd.
                               296 Grayson Highway
                          Lawrenceville, Georgia 30045
                                 (770) 822-3600
  (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                    And Communications On Behalf Of Bidders)

                                   COPIES TO:
                             Mitchell Goodman, Esq.
                        National Vision Associates, Ltd.
                               296 Grayson Highway
                          Lawrenceville, Georgia 30045

                             David A. Stockton, Esq.
                             Kilpatrick Stockton LLP
                                   Suite 2800
                              1100 Peachtree Street
                         Atlanta, Georgia (404) 815-6500
                               ___________________

                                 July 14, 1998
         (Date Of Event Which Requires Filing Statement On Schedule 13d)
                               ___________________
                            CALCULATION OF FILING FEE

===================================================================================================
                         Amount of
                  Transaction Valuation*                                            Filing Fee
---------------------------------------------------------------------------------------------------

                        $71,615,245                                                 $14,323.05
===================================================================================================

* Estimated for purposes of calculating amount of filing fee only. The amount assumes the purchase of 5,508,865 shares of Common Stock, par value $.01 per share (the "Shares"), of New West Eyeworks, Inc., at a price per share of $13.00 in cash. Such number of Shares represents all the Shares outstanding as of July 13, 1998 and certain Shares underlying shares of convertible preferred stock and Warrants for the purchase of Common Stock that were outstanding on that date and with respect to which commitments have been obtained from the respective holders thereof to convert or exercise those securities and to tender the resulting Shares pursuant to the tender offer. Such number does not include any Shares issuable upon exercise of employee stock options.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                         Filing Party: N/A
Form or Registration No.: N/A                        Date Filed: N/A

                                                       SCHEDULES 14D-1 AND 13D
CUSIP NO. 649156 10 6

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 1. NAME OF REPORTING PERSON:
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NW ACQUISITION CORP.

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]  (b) [ ]

-------------------------------------------------------------------------------
 3. SEC USE ONLY

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 4. SOURCES OF FUNDS

                                       AF
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
   OR 2(f)                                                            [  ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
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7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                   2,296,839*
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8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                      [  ]

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9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 40.3% OF THE SHARES OUTSTANDING AS OF JULY 14, 1998*
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON

                                       CO
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

                                                       SCHEDULES 14D-1 AND 13D
CUSIP NO. 649156 10 6
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON:
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NATIONAL VISION ASSOCIATES, LTD.
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]  (b) [ ]

-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4. SOURCES OF FUNDS
                                       OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(e) OR 2(f)                                                [  ]

-------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                     GEORGIA
-------------------------------------------------------------------------------
7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,296,839*
-------------------------------------------------------------------------------
8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                     [  ]

-------------------------------------------------------------------------------
9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 40.3% OF THE SHARES OUTSTANDING AS OF JULY 13, 1998*
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

* On July 13, 1998 National Vision Associates, Ltd. ("Parent") entered into agreements (the "Commitment Agreements") with certain holders (collectively, the "Committed Stockholders") of common stock, convertible preferred stock and stock purchase warrants of New West Eyeworks, Inc., pursuant to which each Committed Stockholder agreed, among other things, to tender in the Offer (as defined in the Offer to Purchase dated July 20, 1998 (the "Offer to Purchase") and not withdraw all Shares owned or controlled by such Committed Stockholder or that would be so owned or controlled upon conversion or exercise of the person's convertible preferred stock or warrants. As of July 14, 1998, such Shares represented in the aggregate 2,375,410 Shares, or approximately 40.3% of the outstanding Shares, and are reflected above.

                                 Schedule 14D-1
                                      and
                                  Schedule 13D
                                       of
                              NW Acquisition Corp.
                                      and
                        National Vision Associates, Ltd.


Item 1.  Security and Subject Company.

         (a) The subject company is New West Eyeworks, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2104 West Southern Avenue, Tempe, Arizona 85282.

         (b) This Schedule 14D-1 relates to the offer by NW Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Parent, to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $13.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are included as Exhibits (a)(1) and (a)(2) hereto, respectively. Information concerning the number of outstanding Shares is set forth in the Offer to Purchase under "INTRODUCTION" and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 - "Price Range of the Shares" of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background.

         (a)-(g) This Schedule 14D-1 is being filed by the Purchaser, which is a Delaware corporation, and Parent, which is a Georgia corporation. The Purchaser is a wholly-owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 - "Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years, and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) The information set forth in Section 11 - "Contacts with the Company; Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in Section 11 - "Contacts with the Company; Background of the Offer" and Section 12 - "Purpose of the Offer; Plans for the Company; the Merger Agreement; and the Commitment Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

         (a) and (b) The information set forth in Section 10 - "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(e) The information set forth in Section 12 - "Purpose of the Offer; Plans for the Company; The Merger Agreement; and the Commitment Agreements" of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 7 - "Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         (a) and (b) The information set forth under "Introduction", and Section 9 - "Certain Information Concerning the Purchaser and Parent" and Section 12 - "Purpose of the Offer; Plans for the Company; the Merger Agreement; and the Commitment Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth under "Introduction," and in Section 9 - "Certain Information Concerning the Purchaser and Parent," Section 11 - "Contacts with the Company; Background of the Offer") and Section 12 - "Purpose of the Offer; Plans for the Company; the Merger Agreement; and the Commitment Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

         The information set forth under "Introduction" and in Section 15 - "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

         The information set forth in Section 10 - "Source and Amount of Funds" and Section 9 - "Certain Information Concerning the Purchaser and Parent" under the subheading "Financial Information" is incorporated herein by reference. The Purchaser and Parent do not believe that information concerning the financial condition of the Purchaser, which is a newly formed, uncapitalized acquisition subsidiary of Parent, is material to a decision by a security holder of the Company whether to sell, tender or hold Shares.

Item 10.  Additional Information.

         (a) The information set forth in Section 12 - "Purpose of the Offer; Plans for the Company; the Merger Agreement; and the Commitment Agreement" of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 14 - "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) None.

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of July 13, 1998, among Parent, the Purchaser and the Company (the "Merger Agreement") and the Stock Transfer Agreement, copies of which are included as Exhibits (a)(1), (a)(2),
(c)(1) and (c)(2) hereto, respectively, is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

         (a)(1) Offer to Purchase.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7) Form of Summary Advertisement dated July 20, 1998.

         (a)(8) Text of Press Release dated July 14, 1998, issued by the
                Company.

         (b)    None.

         (c)(1) Agreement and Plan of Merger dated as of July 13, 1998 among Parent, the Purchaser and the Company, and exhibits thereto.

         (c)(2) Stock Tender Agreement between Parent and certain stockholders of the Company.

         (c)(3) Form of Letter Agreement between Parent and certain stockholders concerning the exercise of warrants and the tender of underlying shares.

         (c)(4) Form of Letter Agreement between Parent and certain holders of preferred stock concerning the conversion of preferred stock and the tender of converted shares.

         (c)(5) "Highly Confident" Letter to Parent from Schroder & Co. Inc. with respect to contemplated financing by Parent.

         (d)    None.

         (e)    Not applicable.

         (f)    None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1998

                                    NW ACQUISITION CORP.

                                    By: /s/ JAMES W. KRAUSE
                                    Name: James W. Krause
                                    Title: Chairman and Chief Executive
                                             Officer

                                    NATIONAL VISION ASSOCIATES, LTD.
                                    By: /s/ JAMES W. KRAUSE
                                    Name: James W. Krause
                                    Title: Chairman and Chief Executive
                                             Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT NAME

(a)(1)            Offer to Purchase..............................................................
(a)(2)            Letter of Transmittal..........................................................
(a)(3)            Notice of Guaranteed Delivery..................................................
(a)(4)            Form of Letter to Brokers, Dealers, Banks, Trust Companies and
                          Other Nominees.........................................................
(a)(5)            Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust
                          Companies and Other Nominees...........................................
(a)(6)            Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9..........................................
(a)(7)            Form of Summary Advertisement dated July 20, 1998..............................
(a)(8)            Text of Press Release dated July 14, 1998 issued by
                          the Company............................................................
(c)(1)            Agreement and Plan of Merger dated as of July 13, 1998
                          among Parent, the Purchaser and the Company, and exhibits thereto......
(c)(2)            Stock Tender Agreement between Parent and certain
                          stockholders of the Company listed therein.............................
(c)(3)            Form of Letter Agreement between Parent and certain
                          stockholders concerning the conversion or exercise
                          of warrants and the tender of underlying shares
                          (included as an Exhibit to the Merger Agreement,
                          which is Exhibit (c)(1) hereto)........................................
(c)(4)            Form of Letter Agreement between Parent and certain
                          holders of preferred stock concerning the conversion
                          of preferred stock and the tender of converted shares
                          (included as an Exhibit to the Merger Agreement,
                          which is Exhibit (c)(1) hereto)........................................
(c)(5)            "Highly Confident" Letter to Parent from Schroder & Co.
                          Inc. with respect to contemplated financing by Parent..................





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